                                                                    EXHIBIT 99.1

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Strategic Communications
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                       REPORTS SECOND QUATER 2010 RESULTS

                    --REVENUE INCREASED 16.3% YEAR-OVER-YEAR
                --OPERATING INCOME INCREASED 58.1% YEAR-OVER-YEAR

     KIBBUTZ SHAMIR, ISRAEL, AUGUST 19, 2010 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the second quarter ended June 30, 2010.

     For the quarter ended June 30, 2010, revenues increased 16.3% to $41.0 million, compared with revenues of $35.2 million for the same period in 2009.
Gross profit for the quarter was $22.8 million, or 55.6% of revenues, compared with gross profit of $19.0 million, or 53.8% of revenues for the same period last year.

     For the quarter ended June 30, 2010, operating income increased 58.1% to
$6.4 million, or 15.7% of revenues, compared with operating income of $4.1 million, or 11.6% of revenues for the same period last year.

     Net income for the quarter increased 12.6% to $4.3 million, compared with net income of $3.9 million for the same period in 2009. Net income attributable to Shamir's shareholders was $4.2 million or $0.25 per diluted share, compared with $3.7 million or $0.22 per diluted share for the same period in 2009.

     Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets and in 2009 compensation to the Company's former Chief Executive Officer, operating income for the quarter was $7.0 million, or 17.0% of revenues, compared with operating income of $4.8 million, or 13.6% of revenues, for the same period last year.

     Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets, net of tax, accretion of redeemable non-controlling interest and in 2009 compensation to the Company's former Chief
Executive Officer, net of tax, net income attributable to Shamir's shareholders for the quarter was $4.6 million, or $0.27 per diluted share, compared with net income of $4.3 million, or $0.26 per diluted share for the same period last year.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of June 30, 2010, the Company had cash and cash equivalents, including short-term investments of $34.0 million.

     Commenting on second quarter results, Amos Netzer, chief executive officer of Shamir, said, "During the second quarter, Shamir continued to execute successfully according to its business plan, resulting in favorable operating results throughout its geographic markets. We are pleased with our results in
2010 in the United States, which we attribute to our efforts to increase our points of distribution in the country. We continue to explore opportunities throughout the world to expand the presence of Shamir-branded products."

SHAMIR / PAGE 2

     For the fiscal year ending December 31, 2010, Shamir raised its previous estimate for 2010 revenue growth to the range of 11%-15%, under the assumption of December 2009 exchange rates.

CONFERENCE CALL:

     Shamir has scheduled a conference call for 10:00 a.m. ET today to discuss second quarter results. To participate in the call, please dial (888) 562.3356
(U.S. and Canada) or (973) 582.2700 (International). The conference ID for this event is 93569786. For those unable to participate there will be a replay available from 1:00 p.m. ET on August 19, 2010, through 11:59 p.m. ET, August
26, 2010. Please call: (800) 642.1687 (U.S. and Canada) or (706) 645.9291
(International). The ID code for the replay is 93569786.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Creation(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Autograph(TM),
Shamir Attitude(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

================================================================================

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                      As of December 31,    As of June 30,
                                                                             2009               2010
                                                                         ------------       ------------
                                                                                             (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                $     19,929       $     19,078
Short-term investment                                                          11,679             14,909
Trade receivables (1)                                                          33,648             35,513
Other receivables and prepaid expenses                                          7,918              7,968
Inventory                                                                      26,946             25,471
                                                                         ------------       ------------
   TOTAL CURRENT ASSETS                                                       100,120            102,939

LONG-TERM INVESTMENTS:
Severance pay fund                                                              2,909              2,761
Long-term receivables                                                             427                371
Investments in affiliates                                                       1,306              1,257
                                                                         ------------       ------------
   TOTAL LONG-TERM INVESTMENTS                                                  4,642              4,389

PROPERTY, PLANT AND EQUIPMENT, NET                                             38,568             35,165
OTHER ASSETS                                                                    7,439              6,365
GOODWILL                                                                       12,945             13,218
                                                                         ------------       ------------
   TOTAL ASSETS                                                          $    163,714            162,076
                                                                         ============       ============

CURRENT LIABILITIES:
Short-term bank credit and loans                                         $     11,033       $      8,349
Current maturities of long-term loans                                           6,879              4,917
Trade payables                                                                 11,680             13,903
Accrued expenses and other liabilities                                         15,447             14,233
                                                                         ------------       ------------
   TOTAL CURRENT LIABILITIES                                                   45,039             41,402

LONG-TERM LIABILITIES:
Long-term loans                                                                12,599              9,232
Capital leases                                                                  2,367              1,726
Accrued severance pay                                                           3,270              3,180
Other long-term liabilities                                                     2,763              1,368
Deferred income taxes                                                           2,224              2,075
                                                                         ------------       ------------
   TOTAL LONG-TERM LIABILITIES                                                 23,223             17,581

Redeemable non-controlling interests                                              690              2,022
                                                                         ------------       ------------
EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2009 and June 30,
2010; Issued and outstanding:  16,592,345 and 16,778,908 shares at
December 31, 2009 and June 30, 2010, respectively                                  37                 38
Additional paid-in capital                                                     68,230             70,019
Accumulated other comprehensive income                                         (1,122)            (5,036)
Retained earnings                                                              24,795             32,640
                                                                         ------------       ------------
   Total Shamir Optical Industry Ltd. Shareholders' equity                     91,940             97,661
Non-controlling interests                                                       2,822              3,410
                                                                         ------------       ------------
   TOTAL  EQUITY                                                               94,762            101,071
                                                                         ------------       ------------
   TOTAL LIABILITIES AND EQUITY                                          $    163,714       $    162,076
                                                                         ============       ============

(1) Net of allowance for doubtful accounts of $ 3,076 and $ 3,021 as of December
31, 2009 and June 30, 2010, respectively

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                           Three Months Ended June 30,    Six Months Ended June 30,
                                                             -----------------------       -----------------------
                                                               2009           2010           2009           2010
                                                             --------       --------       --------       --------
                                                            (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)

Revenues, net                                                $ 35,234       $ 40,978       $ 69,154       $ 81,073
Cost of revenues                                               16,273         18,181         32,338         36,438
                                                             --------       --------       --------       --------
Gross profit                                                   18,961         22,797         36,816         44,635

Operating Expenses:
                Research and development costs                    789          1,058          1,530          2,147
                Selling and marketing expenses                 10,283         10,807         20,148         21,977
                General and administrative expenses             3,815          4,492          7,195          8,606
                                                             --------       --------       --------       --------
Total operating expenses                                       14,887         16,357         28,873         32,730
                                                             --------       --------       --------       --------
Operating income                                                4,074          6,440          7,943         11,905

Financial expenses (income) and other, net                       (931)           851            (98)         1,017
                                                             --------       --------       --------       --------
Income before taxes on income                                   5,005          5,589          8,041         10,888
Taxes on income                                                 1,184          1,233          2,051          2,510
                                                             --------       --------       --------       --------
Income after taxes on income                                    3,821          4,356          5,990          8,378

Equity in  losses (earnings) of affiliates, net                   (34)            28            (61)            27
Accretion of redeemable non controlling interest                    -            (12)             -             95
                                                             --------       --------       --------       --------
Net income                                                      3,855          4,340          6,051          8,256

Net income attributable to non-controlling interests              159            188            233            411
                                                             --------       --------       --------       --------
Net income attributable to Shamir Optical Industry Ltd.
Shareholders                                                 $  3,696       $  4,152       $  5,818       $  7,845
                                                             ========       ========       ========       ========

Net earnings per share:
                Basic                                        $   0.23       $   0.25       $   0.35       $   0.47
                                                             ========       ========       ========       ========
                Diluted                                      $   0.22       $   0.25       $   0.35       $   0.47
                                                             ========       ========       ========       ========

Number of shares:
                Basic                                          16,424         16,776         16,424         16,728
                Dilutive                                       16,475         16,853         16,475         16,810

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                            Three Months Ended June 30,    Six Months Ended June 30,
                                                              -----------------------       -----------------------
                                                                2009           2010           2009           2010
                                                              --------       --------       --------       --------
                                                             (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)

Operating income                                              $  4,074       $  6,440       $  7,943       $ 11,905

Non-GAAP adjustment:
     Stock based compensation                                     (165)          (152)          (312)          (289)
     Amortization of intangible assets                            (249)          (359)          (490)          (716)
     Compensation to former Chief Executive Officer               (303)             -           (303)             -
                                                              --------       --------       --------       --------
Non-GAAP operating income                                     $  4,791       $  6,951       $  9,048       $ 12,910
                                                              ========       ========       ========       ========

Net income attributable to Shamir Optical Industry Ltd.
Shareholders                                                  $  3,696       $  4,152       $  5,818       $  7,845

Non-GAAP adjustment:
     Stock based compensation                                     (165)          (152)          (312)          (289)
     Amortization of intangible assets, net                       (187)          (267)          (372)          (531)
     Accretion of redeemable non controlling interest                -             12              -            (95)
     Compensation to former Chief Executive Officer, net          (227)             -           (227)             -
                                                              --------       --------       --------       --------
Non-GAAP net income attributable to Shamir Optical
Industry Ltd. Shareholders                                    $  4,275       $  4,559       $  6,729       $  8,760
                                                              ========       ========       ========       ========

Net earnings per share:
     Basic                                                    $   0.26       $   0.27       $   0.41       $   0.52
                                                              ========       ========       ========       ========
     Diluted                                                  $   0.26       $   0.27       $   0.41       $   0.52
                                                              ========       ========       ========       ========

Number of shares:
     Basic                                                      16,424         16,776         16,424         16,728
     Dilutive                                                   16,475         16,853         16,475         16,810